March 5, 2007
Mr. Mark Kronforst
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:   Callidus Software Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 28, 2006
File No. 000-50463
Dear Mr. Kronforst,
We are writing in response to the letter from the Securities and Exchange Commission (the “Commission”) dated February 28, 2007 (the “Comment Letter”), in which the Staff of the Commission (the “Staff”) requested certain supplemental information regarding the above-referenced filing. In accordance with the Staff’s request, we have provided the supplemental information below. For your convenience, the section heading and numbering of our response corresponds to the section heading and numbering used by the Staff in the Comment Letter. In addition, staff comments appear in bold below.
The Company acknowledges that the adequacy and accuracy of disclosures in our filings with the Commission are our responsibility. We acknowledge that the Staff’s comments or changes to our disclosures in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to our filings. We also understand that the Staff’s comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-Q for the Period Ended September 30, 2006
Controls and Procedures, page 38
1.	We note your response to prior comment 5 where you indicate that your chief executive officer and chief financial officer concluded that the errors corrected during the quarter ended September 30, 2006 were “immaterial and that the existence of the errors was not the result of a material failure of [y]our disclosure controls and procedures.” Tell us how you considered the provisions of SAB 99 for each affected quarterly period in arriving at this conclusion.

Our Response: We considered the provisions of SAB 99 for both quarterly and annual periods in arriving at our conclusion as to whether the errors were material. We applied the FASB’s concept of materiality from Statement of Financial Accounting Concepts No. 2 which states:
The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.
Within this context, we considered both quantitative and qualitative factors for the errors both individually and in aggregate. Quantitative considerations included the errors as a percent of revenues, as a percent of net loss, and the impact on reported earnings per share. We further advise the Staff that the foregoing differences would have been 3%, 2% and 3% of net losses for the year ended December 31, 2005 and the three months ended March 31, 2006 and June 30, 2006, respectively. The impact of correcting the errors in the third quarter of 2006 was 17% of the net loss for the quarter. However, the impact with respect to 2006 in total was 3% of the 2006 net loss.
Qualitative considerations included each of the following:
•	Does the misstatement arise from items that can be precisely measured or are part of an estimate? The misstatements arose from items that can be precisely measured including contractual terms, purchase orders and/or invoice detail.

•	Does the misstatement result in a change of earnings trend or other trends? No, the Company’s trend of operating losses had not changed. In addition, the impact of the misstatement to cost of services of $127,000 as well as the $297,000 impact on operating expenses did not materially affect the respective expense trends.

•	Does the misstatement result in a failure to meet analysts’ consensus expectations? While the misstatement did not result in a failure to miss consensus expectations for the year ended December 31, 2005, or the quarters ended March 30, 2006 or June 30, 2006, for the third quarter of 2006, the correction of the misstatement resulted in the company meeting the consensus EPS expectation of ($0.09) GAAP and ($0.05) non-GAAP. The correction of the misstatement in the third quarter had a positive impact on EPS of one-and-a-half cents. We don’t believe this factor is significant given, consensus expectations consist of only one analyst’s estimates, the company has a history of net losses over the past few years, the misstatement did not change any trends or change the loss to income, the company did not give EPS guidance for the third quarter, and we believe revenue has been a more closely monitored financial metric given the history of losses at Callidus.

•	Does the misstatement change income to a loss or a loss into income? No.

•	Does the misstatement have impact on segment information and related trends? No, substantially all of the company’s losses are generated in the United States where these adjustments were made.

•	Does the misstatement affect compliance with regulatory requirements? No.

•	Does the misstatement have the effect of increasing management’s compensation? Management’s performance bonuses are based on semi-annual targets for total revenue and non-GAAP operating results. The net impact of the errors over time is zero, with the achievement of any bonus targets being negatively impacted in prior periods and then positively impacted in the third quarter of 2006 when the errors were corrected. At the time of correction, it was unknown if the correction would have any impact on management’s compensation because achievement of targets would not be made until the end of the fourth quarter 2006. As it turned out, management would have achieved their semi-annual targets for that period without the correction of the errors.

•	Does the misstatement conceal an unlawful act? No, the adjustments are the result of correcting prior period entries that were subsequently determined to be made in error. There was no indication of fraud.
We also considered paragraph 29 of APB No. 28 which states, “In determining materiality for the purpose of reporting the cumulative effect of an accounting change or correction of an error, amounts should be related to the estimated income for the full fiscal year and also to the effect on the trend of earnings. Changes that are material with respect to an interim period but not material with respect to the estimated income for the full fiscal year or to the trend of earnings should be separately disclosed in the interim period.”
After consideration of both the quantitative and qualitative factors listed above, as well as the guidance in paragraph 29 of APB No. 28, we determined that the amounts were not material to the years ended December 31, 2005 or 2006. However, in accordance with APB No. 28, the nature of the errors and their impact to the current reporting period and the prior reporting periods were disclosed both in the Notes to Condensed Consolidated Financial Statements, Footnote #1, and in Item 2, Management’s Discussion and Analysis of Financial Condition and Results of Operations.
For your convenience, included below is the disclosure made in Footnote #1:
During the preparation of its Form 10-Q for the three months ended September 30, 2006, the Company determined that certain prepaid assets were understated by $127,000 as a result of excess amortization of prepaid royalties made to third parties in prior reporting periods. The Company recorded adjusting entries during the three months ended September 30, 2006 to increase prepaid assets on the unaudited condensed consolidated balance sheet and to decrease cost of maintenance and service revenues in the unaudited condensed consolidated statement of operations. The Company also determined that certain accrued expenses were overstated by $297,000 as a result of entries recorded in prior reporting periods that were either recorded in error or should have been reversed in prior reporting periods. The Company recorded adjusting entries during the three months ended September 30, 2006 to decrease accrued expenses on the unaudited condensed consolidated balance sheet and to decrease operating expenses, primarily sales and marketing, in the unaudited condensed consolidated statement of operations.
The Company does not believe these amounts are material to the reporting periods in which they should have been recorded, nor does it expect these amounts will be material to its consolidated operating results for the year ending December 31, 2006. Due to the adjusting entries, net loss was decreased by $424,000 ($$0.02 per share) for the three months ended September 30, 2006. The impact on prior reporting periods would be as follows: net loss for the year ended December 31, 2005 would be decreased by $251,000 ($0.01 per share), net loss for the three months ended March 31, 2006 would be decreased by $74,000 ($0.00 per share) and net loss for the three months ended June 30, 2006 would be decreased by $99,000 ($0.00 per share).
Should the staff have additional questions or comments regarding the foregoing, please do not hesitate to contact Ronald J. Fior, our Chief Financial Officer, at (408) 808-6518.
Sincerely yours,
/s/ Ron J. Fior
Ron J. Fior
SVP, Finance and Operations, Chief Financial Officer